Exhibit 99.1

Pembina Pipeline Corporation To Acquire Vantage Pipeline and an Interest in Associated Assets For US$650 Million

Acquisition of Bakken ethane pipeline adds additional fee-for-service pipeline infrastructure to Pembina's portfolio and establishes new growth platform

CALGARY, Sept. 2, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into agreements to acquire the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") for total consideration of US$650 million, subject to traditional closing adjustments, ("the Transaction") from certain entities affiliated with Riverstone Holdings LLC (the "Seller").

Transaction Highlights

Vantage is a recently constructed, approximately 700 kilometre ("km"), 40,000 barrel per day ("bpd"), high vapour pressure pipeline that originates in Tioga, North Dakota and terminates near Empress, Alberta. Vantage provides long-term, fee-for-service cash flow and strategic access to the prolific and growing North Dakota Bakken play for future natural gas liquids ("NGL") opportunities. Key Transaction highlights include:

•	Geographic Diversification: The Transaction provides geographic diversification of Pembina's pipeline and midstream infrastructure, providing access to a new and prolific resource play in North Dakota.
•	Committed Volumes: Vantage is underpinned by a long-term, take-or-pay transportation contract.
•	Expansion Opportunities: Vantage is sized to reach an ultimate capacity of approximately 60,000 bpd through modest capital investment via the addition of two quarter point pump stations.
•	Cash Flow Per Share Accretion: The Transaction is expected to be neutral to cash flow per share in 2015 and accretive in 2016 on the basis of minimum volumes currently under contract and a full year contribution from SEEP. Pembina foresees the potential for significant accretion as additional volumes are secured.

"I am very happy to announce our agreement to acquire Vantage and SEEP," said Mick Dilger, Pembina's President and Chief Executive Officer. "We have watched the development of these assets with great interest as they represent an excellent opportunity to expand our footprint into one of the most promising hydrocarbon plays in North America and, as such, the Transaction is a low-risk, logical step-out for Pembina. We are excited to add this infrastructure to our leading portfolio of pipeline assets. Not only will the Transaction augment our fee-for-service cash flow stream, but we expect opportunities associated with both Vantage and SEEP to result in long-term shareholder value."

Description of Acquired Assets under the Transaction

Vantage links a growing supply of ethane from the prolific North Dakota Bakken play to the petrochemical market in Alberta. It originates from a large-scale gas plant in Tioga, North Dakota extending northwest, through Saskatchewan and terminating near Empress, Alberta, where it is connected to the Alberta Ethane Gathering System ("AEGS") pipeline.

As part of the Transaction, Pembina is also acquiring pipeline infrastructure from Mistral and Mistral's interest in SEEP, a development-stage, 60 million cubic feet per day ("MMcf/d") (54 MMcf/d net to Pembina) deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region. The pipeline infrastructure includes an approximately 105 km, four inch ethane pipeline and an approximately 75 km gas gathering pipeline, both of which are currently under construction. SEEP will receive liquids-rich gas produced from the Viewfield and the Flat Lake gas plants and from TransGas' local system. The facility is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement. SEEP is expected to produce approximately 4,500 bpd of ethane and will connect into Vantage through a pipeline lateral that is also currently under construction. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015.

Pembina anticipates incurring additional capital expenditures of approximately C$100 million (net to Pembina) prior to the end of 2015 in connection with the Transaction in order to complete the construction of SEEP and the associated gathering and delivery system.

Stuart Taylor, Pembina's Senior Vice President, NGL & Natural Gas Facilities commented: "SEEP and its associated pipeline infrastructure are very attractive to Pembina. With these assets, we'll be making a low-risk entry into the prolific Bakken play in Saskatchewan and we'll be adding another fee-for-service gas plant to our portfolio."

Transaction Details

Pembina will acquire all the issued and outstanding shares of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral and repay Vantage's bank indebtedness of approximately US$224 million at closing. Pembina intends to use cash of US$395 million and US$255 million in common shares to fund the Transaction. The Company expects to fund a portion of the cash consideration with a bought-deal preferred share issuance and existing credit capacity. The US$255 million common share portion will result in 5.61 million shares being issued to the Seller.

The Transaction is subject to regulatory approvals (including approval of the National Energy Board and under the Competition Act (Canada) and the Canada Transportation Act) and other customary closing conditions, including the approval of the Toronto Stock Exchange. The Transaction will have an effective date of August 1, 2014, and is expected to close in the fourth quarter of 2014.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Advisors

CIBC is acting as exclusive financial advisor to Pembina, Blake, Cassels & Graydon LLP is acting as Canadian legal counsel and Bracewell & Giuliani LLP is acting as US counsel.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the Transaction, including the expected closing date of the Transaction and the anticipated benefits of the Transaction to Pembina; the planned capacity of SEEP; the anticipated capital expenditures related to Vantage and SEEP; the expected in-service date of SEEP; expansion opportunities related to Vantage; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Risks and uncertainties inherent in the nature of the Transaction include the failure the parties to satisfy the conditions to the Transaction, including required regulatory approvals, in a timely manner, or at all. Failure to so obtain such approvals, or the failure to otherwise satisfy the conditions to the Transaction, may result in the Transaction not being completed on the proposed terms, or at all.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the Transaction following closing due to integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 07:40e 02-SEP-14